UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Claxson Interactive Group Inc.

(Name of the Issuer)
Claxson Interactive Group Inc.; Remainco Inc.; Roberto A. Vivo-Chaneton; 1947 Carlyle Investments LLC; 1945 Carlton Investments LLC; Gustavo A. Cisneros; Ricardo J. Cisneros; Eric C. Neuman; Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse Latin America & Co., L.P.; Hicks, Muse & Co. Partners, L.P.; Hicks, Muse GP Partners L.A., L.P.; HMTF Holdings; HMTF Fund V Tech Holdings LLC; Hicks, Muse, Tate & Furst Equity Fund V, L.P.; HM5/GP LLC; HM Partners Inc.; Hicks, Muse Latin America Fund I Incorporated; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P.; Davivo International Ltd.; SLI.com Inc.; Gallia Enterprises Ltd.; Luis H. Moreno III; Interamerican Technology, S.A.; and Bulls & Bears Enterprises Inc.

(Name of Person(s) Filing Statement)
Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)
G21912103

(CUSIP Number of Class of Securities)
Barbara J. Oikle, Esq.
Greenberg Traurig, P.A.
1221 Brickell Ave.
Miami, Florida 33131
(305) 579-0500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):

a.	☐
The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$54,037,693*	$2,123.68
*	Calculated solely for purposes of determining the filing fee. The transaction valuation assumes the payment for 3,930,014 Class A Common Shares of the subject company at $13.75 per share in cash. The filing fee was previously paid.
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☐

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

INTRODUCTION
     This Amendment No. 3 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) jointly by the following persons (“filing persons”): Claxson Interactive Group Inc. (“Claxson”); Remainco Inc. (“Remainco”); Roberto A. Vivo-Chaneton (“Vivo”); 1947 Carlyle Investments LLC (“Carlyle”); 1945 Carlton Investments LLC (“Carlton”); Gustavo A. Cisneros; Ricardo J. Cisneros; Eric C. Neuman; Hicks, Muse, Tate & Furst Latin America Fund, L.P. (“HMTF LA Fund”); Hicks, Muse Latin America & Co., L.P.; Hicks, Muse Co. Partners, L.P. (“HM&Co”); Hicks, Muse GP Partners L.A., L.P.; HMTF Holdings (“HMTFH”); HMTF Fund V Tech Holdings LLC; Hicks, Muse, Tate & Furst Equity Fund V, L.P.; HM5/GP LLC; HM Partners Inc.; Hicks, Muse Latin America Fund I Incorporated; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P. (“HMTF Private”); HMLA 1-SBS Coinvestors, L.P. (“HMLA”); Davivo International Ltd. (“Davivo”); SLI.com Inc. (“SLI”); Gallia Enterprises Ltd. (“Gallia”); Luis H. Moreno III (“Moreno”); Interamerican Technology, S.A. (“Interamerican”); and Bulls & Bears Enterprises Inc. (“Bulls” and together with SLI, Gallia, Moreno and Interamerican, the “Moreno Group”).
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.
Item 15. Additional Information.
Item 15 is hereby amended and supplemented as follows:
     On July 14, 2008, Vivo, Carlyle, Carlton, HMTF LA Fund, HM&Co, HMTFH, HMTF Private, HMLA, Davivo and the Moreno Group (collectively, the “Group”), which own 81.98% of the total number of issued and outstanding shares of Claxson, executed a written consent in lieu of a shareholder vote (the “Shareholder Resolutions”) approving the Agreement and Plan of Merger dated as of April 2, 2008, between Claxson and Remainco, a wholly owned subsidiary of Claxson, and the transactions contemplated thereby, including the merger of Remainco with and into Claxson (the “Merger”).
     On July 14, 2008, Claxson filed the articles of merger and the plan of merger with the Registrar of Corporate Affairs of the British Virgin Islands, pursuant to which Remainco was merged with and into Claxson, with Claxson continuing as the surviving corporation. As a result of the Merger, Claxson became wholly owned, directly and indirectly, by the Group. At the effective time of the Merger, (a) each and every Class A common share of Claxson (other than shares owned by the Group and shares as to which shareholders properly dissent under British Virgin Islands law) was converted into the right to receive U.S. $13.75 per share in cash, without interest, and (b) the separate corporate existence of Remainco ceased. Claxson anticipates commencing the mailing of the shareholders written notice of the Shareholder Resolutions attached as Exhibit (a)(5) to this Transaction Statement as soon as possible after the date hereof.
     As a result of the Merger, Claxson anticipates filing a Certification and Notice of Termination of Registration on Form 15 with the SEC immediately after the filing of this Final Amendment, which will terminate the registration of its common shares under the Securities Exchange Act of 1934, as amended.

Item 16. Exhibits.
Item 16 is hereby amended and supplemented by adding the following exhibit thereto:
EXHIBIT INDEX

(a)(5)	Notice to Claxson shareholders of the shareholder written consent approving the Agreement and Plan of Merger and the merger of Remainco with and into Claxson .*

*	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 14, 2008

/s/ Amaya Ariztoy
Amaya Ariztoy, as Attorney-in-fact for the filing
persons[1]

[1]	Pursuant to that certain Power of Attorney, dated May 5, 2008 filed as Exhibit (d) to this Transaction Statement.

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